Sun Life Financial

Sun Life Financial reports fourth quarter and 2008 results
Net income of $785 million for 2008, $129 million in Q4

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

TORONTO (February 12, 2009) – Sun Life Financial Inc.[1] (TSX/NYSE: SLF) reported net income of $129 million for the fourth quarter of 2008, compared with net income of $555 million in the same period last year. Fully diluted earnings per share (EPS)[2] were $0.23 compared to $0.97 in the fourth quarter of 2007, a decrease of $0.74. Excluding the after-tax gain of $825 million related to the sale of the Company's 37% interest in CI Financial Income Fund ("CI Financial"), the Company reported an operating loss of $696 million or $1.25 per share in the fourth quarter of 2008 compared to net operating income of $560 million or $0.98 per share in the fourth quarter of 2007.

Fourth quarter results were most significantly impacted by the continued deterioration in global capital markets. Results this quarter include $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses.

Earnings for the full year 2008 were $785 million, compared to $2.2 billion for the full year 2007. The operating loss for the full year 2008, which excludes the gain related to the sale of the Company's interest in CI Financial, was $40 million, compared with operating earnings of $2.3 billion in the same period last year.

With a Minimum Continuing Capital Surplus Requirement (MCCSR) ratio of 232% for Sun Life Assurance Company of Canada (Sun Life Assurance), the Company ended the year in a solid financial position and continues to maintain capital levels well in excess of regulatory requirements.

"The fourth quarter concluded an extremely challenging year across the global financial services sector. While Sun Life's overall financial returns are very disappointing, reflecting negative equity markets and a stressed credit environment, our balance sheet remains strong and well diversified," said Donald A. Stewart, Chief Executive Officer. "We are well positioned to win customers and pursue opportunities in 2009."

"We remain financially disciplined and focused on performance. We will continue to prioritize expenses and increase our focus on costs in 2009. Although this will be a challenging year, we are continuing to take action to improve results for our shareholders while maintaining a strong value proposition for our customers. Our strong capital base provides added protection from market volatility, as well as enhances our ability to make acquisitions and expand our business. Furthermore, our financial position enables us to maintain our current level of dividends."

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[1] Together with its subsidiaries and joint ventures "the Company" or "Sun Life Financial."
[2] All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Earnings and Profitability

FINANCIAL SUMMARY

	Quarterly Results					Year to Date	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Common shareholders' net income (loss) ($millions)	**129**	(396)	519	533	555	**785**	2,219
Operating earnings (loss)[3] ($millions)	**(696)**	(396)	519	533	560	**(40)**	2,294
Basic earnings (loss) per common share (EPS) ($)	**0.23**	(0.71)	0.92	0.95	0.98	**1.40**	3.90
Fully diluted EPS ($)	**0.23**	(0.71)	0.91	0.93	0.97	**1.37**	3.85
Fully diluted operating EPS[3] ($)	**(1.25)**	(0.71)	0.91	0.93	0.98	**(0.10)**	3.98
Return on common equity (ROE) (%)	**3.3**	(10.2)	12.9	13.4	14.2	**5.1**	13.8
Operating ROE[3]	**(17.9)**	(10.2)	12.9	13.4	14.3	**(0.3)**	14.3
Average common shares outstanding (millions)	**559.7**	559.7	561.6	563.8	566.2	**561.2**	569.0
Closing common shares outstanding (millions)	**559.7**	559.7	559.9	561.9	564.1	**559.7**	564.1

Sun Life Financial Inc. reported net income attributable to common shareholders of $129 million for the quarter ended December 31, 2008, compared with net income of $555 million in the fourth quarter of 2007. The Company incurred operating losses of $696 million for the fourth quarter of 2008 compared with operating earnings of $560 million in the fourth quarter of 2007.

Net income of $129 million for the fourth quarter of 2008 was driven by an after-tax gain of $825 million from the Company's sale of its interest in CI Financial. This was offset by a significant decline in equity markets, asset impairments, credit-related write-downs and spread widening, changes to asset default assumptions in anticipation of higher future credit-related losses, charges taken in the Company's life retrocession reinsurance business related to the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims as well as the weakening of the Canadian dollar relative to foreign currencies from losses in business segments in which the U.S. dollar is the primary currency. The Company's hedging program helped offset some of the losses related to volatility in capital markets during the quarter.

Q4 2008 – CAPITAL MARKET IMPACT ON EARNINGS

($ millions, after-tax)

Asset impairments & credit-related losses		Equity markets	
Write-downs & Realized Losses	155	Impact of current period fees & present value of future fees due to lower account values (unhedged)	249
Downgrades	55	Increase in reserves for segregated fund guarantee benefits & other reserve changes (net of hedging)	349
Spread widening	155	Increase in reserves for universal life benefits (unhedged)	84
Strengthening of Reserves for Asset Default Assumptions	164		
Total	529	Total	682

Excluding the capital market impacts described in the table above and the gain related to the sale of Company's interest in CI Financial, earnings for the fourth quarter of 2008 were $515 million or $0.92 per share.

ROE for the fourth quarter of 2008 was 3.3% compared with 14.2% for the fourth quarter of 2007. The decline in ROE resulted from earnings per share of $0.23, which was lower than EPS of $0.97 reported in the prior year.

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[3] Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial Measures."

The Company had an operating loss per share of $1.25 in the fourth quarter of 2008, compared with operating EPS of $0.98 in the fourth quarter of 2007, a decline of $2.23 per share. Operating ROE for the quarter was negative 17.9%, compared with operating ROE of 14.3% in the fourth quarter of 2007.

Common shareholders net income for the twelve months ended December 31, 2008 was $785 million, compared to net income of $2.2 billion for the same period in 2007. Earnings for the full-year 2008 were affected by credit-related losses, including write-downs related to the Company's holdings in Lehman Brothers and Washington Mutual, a steep decline in equity markets, the impact of wider credit spreads, changes to asset default assumptions in anticipation of higher future credit-related losses and increased investment in growth in SLF Asia as well as the unfavourable impact of claims, higher future lapse assumptions and the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims in the Company's life retrocession reinsurance business. The Company's hedging program helped offset some of the losses related to the significant decline in capital markets during 2008. During 2008, the Company also divested its 37% interest in CI Financial, resulting in an after-tax gain of $825 million. Results for the full-year 2007 included $61 million in after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.

Impact of Currency

During the fourth quarter of 2008 the Canadian dollar depreciated markedly relative to the U.S. dollar. In general, the Company's net income benefits from a weakening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However in the fourth quarter of 2008, due to losses incurred in some of the Company's businesses which operate in U.S. dollars, the Company's overall net income was reduced by $153 million from the weakening of the Canadian dollar relative to the fourth quarter of 2007. On a constant currency basis, earnings for the full year 2008 were reduced by $214 million from the weakening of the Canadian dollar relative to the same period last year.

Like net income, assets under management (AUM) are also affected by changes in the value of the Canadian dollar. The weakening of the Canadian dollar results in an increase in reported AUM as assets from the Company's international operations are translated back to Canadian dollars. AUM of $381.1 billion as at December 31, 2008 was down from $388.7 billion from September 30, 2008 and $425.3 billion from December 31, 2007. Despite the decline in AUM, the weakening of the Canadian dollar had a positive impact on AUM of $35.4 billion compared with AUM as at September 30, 2008, and $50.3 billion compared with AUM as at December 31, 2007.

Performance by Business Group

The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to Sun Life Financial Inc.'s 2008 Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment is presented both in Canadian dollars and the segment's local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a "non-GAAP" financial measure as outlined under "Use of Non-GAAP Financial Measures."

SLF Canada

	Quarterly results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Common shareholders' net income (loss) ($ millions)							
Individual Insurance & Investments	**(130)**	28	177	149	147	**224**	622
Group Benefits	**74**	81	80	49	76	**284**	255
Group Wealth	**1**	48	39	49	40	**137**	173
Total	**(55)**	157	296	247	263	**645**	1,050
ROE (%)	**(3.3)**	8.8	16.7	14.1	15.0	**9.5**	15.0

SLF Canada had a loss of $55 million in the fourth quarter of 2008 compared to earnings of $263 million in the prior year, a decrease of $318 million. This decrease was mainly attributable to charges of $211 million from the impact of declining equity markets, $75 million from declining interest rates, and $48 million related to asset default assumptions in anticipation of higher future credit-related losses. This decrease was partly offset by the favourable impact of trading gains arising from asset liability management activities as well as the impact of more favourable morbidity experience.

- Individual Insurance & Investments incurred a loss of $130 million for the fourth quarter of 2008 compared to earnings of $147 million in the fourth quarter of 2007. Earnings in the fourth quarter of 2008 were unfavourably impacted by reserve increases of $194 million net of hedge impacts related to equity markets. Fourth quarter results were also negatively impacted by reserve increases of $74 million net of hedge impacts from declining interest rates, and changes to asset default assumptions. The decline in earnings was partially offset by the favourable impact of trading gains arising from asset liability management activities in Individual Insurance.

- Group Benefits earnings for the fourth quarter of 2008 were relatively unchanged compared to the fourth quarter of 2007 as changes to asset default assumptions were largely offset by the impact of more favourable morbidity experience.

- Group Wealth earnings for the fourth quarter of 2008 were $1 million compared to $40 million in the fourth quarter of 2007. Earnings decreased primarily from changes to asset default assumptions, the unfavourable impact of declining equity markets on fee income and lower investment gains.

Full year earnings for SLF Canada were $645 million compared to $1,050 million for the full year 2007. The decrease in earnings was mainly attributable to the impact of declining equity markets, decreased interest rates, changes to asset default assumptions and higher asset impairments and other credit-related losses recorded in 2008. This decrease was partially offset by the impact of more favourable morbidity experience and favourable asset reinvestment gains from wider credit spreads in 2008.

Despite volatile economic conditions and less favourable financial results in 2008, SLF Canada's underlying core businesses continued to grow. In Individual Insurance and Investments, segregated fund sales in Canada, including sales of Sun*Wise* Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 58% in the fourth quarter of 2008 over the same period last year and by 44% for the full year 2008 over 2007. In Group Wealth, Group Retirement Services (GRS) ranked number one for the seventh consecutive year in Benefits Canada magazine's December 2008 annual Defined Contribution (DC) Plan Survey. With a market share of 34%, the annual survey also recognized GRS as the fastest growing DC provider measured in dollars.

SLF U.S.

	Quarterly results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Common shareholders' net income (loss) (US$ millions)							
Annuities	**(672)**	(456)	22	75	57	**(1,031)**	316
Individual Insurance	**95**	(76)	35	19	84	**73**	167
Employee Benefits Group	**1**	30	25	19	24	**75**	70
Total (US$ millions)	**(576)**	(502)	82	113	165	**(883)**	553
Total (C$ millions)	**(679)**	(533)	83	113	157	**(1,016)**	581
ROE (%)	**n/m**	n/m	7.8	10.7	15.3	**n/m**	13.5

SLF U.S. had a loss of C$679 million in the fourth quarter of 2008 compared to earnings of C$157 million in the prior year, a decrease of C$836 million. The depreciation of the Canadian dollar against the U.S. dollar increased the reported loss in SLF U.S. by C$129 million in the fourth quarter of 2008 compared to the fourth quarter of 2007, and increased full year reported losses by C$152 million.

In U.S. dollars, earnings decreased by US$741 million compared to the fourth quarter of 2007 primarily as a result of the impact of declining equity markets and the negative impact of credit markets.

- Annuities incurred a loss of US$672 million compared to earnings of US$57 million in the fourth quarter of 2007 primarily as a result of an increase in annuity reserves required by the impact of declining equity markets of US$340 million, the negative impact of credit spreads and credit-related allowances of US$140 million, credit-related losses, including impairments of US$75 million and changes to asset default assumptions in anticipation of higher future credit-related losses of US$70 million. The increase in variable annuity reserves was driven by a decline in variable annuity account values, which, although partially offset by the benefits of equity and interest rate hedges, increased the value of guaranteed benefits and lowered the expected stream of future fee income.

- Individual Insurance earnings for the fourth quarter of 2008 were US$95 million compared to US$84 million in the fourth quarter of 2007. Earnings increased primarily from the gain on sale of interest rate derivatives resulting from a decrease in interest rates and swap yields partially offset by higher credit related allowances, including impairments, as well as reserve strengthening for changes in lapse assumptions. Fourth quarter 2007 results included a benefit from the implementation of a financing arrangement for AXXX reserves.

- Employee Benefits Group (EBG) earnings were US$1 million compared to US$24 million in the fourth quarter of 2007. Earnings were lower as a result of the impact of declining interest rates on actuarial reserves and credit-related losses, including impairments.

The full year 2008 loss for SLF U.S. of US$883 million compared to earnings of US$553 million for the same period in 2007. Losses incurred in 2008 were due to the negative impact of declining equity markets on actuarial reserves for the annuity block, credit-related losses including impairments, and the negative impact of wider credit spreads and credit-related allowances on actuarial reserves. The negative impact of these amounts was partially offset by positive variable annuity hedge experience, the gain on sale of interest rate derivatives in Individual Insurance and the favorable impact of the EBG acquisition in the second quarter of 2007.

Market volatility and economic instability led to reduced sales of variable annuities in the fourth quarter of 2008, where sales fell by 38% compared to the same period last year. Sales in Individual Insurance increased by US$27 million over last year on higher core sales, and EBG sales of US$323 million were a record high for the business.

MFS

	Quarterly Results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	2008	2007
Common shareholders' net income (US$ millions)	25	47	55	59	74	186	262
Common shareholders' net income (C$ millions)	30	49	56	59	73	194	281
Pre-tax operating profit margin ratio[4]	21%	29%	34%	35%	40%	30%	36%
Average net assets (US$ billions)	133	176	191	187	203	172	198
Assets under management (US$ billions)	134	162	183	184	200	134	200
Net sales (redemptions) (US$ billions)	(2.1)	(2.0)	1.0	(2.7)	(3.2)	(5.8)	(4.0)
Market movement (US$ billions)	(25.5)	(19.4)	(2.0)	(12.5)	(1.5)	(59.4)	15.7
S&P 500 Index (daily average)	910	1,255	1,371	1,349	1,495	1,221	1,477

Earnings for MFS decreased C$43 million compared to the fourth quarter of 2007. The movement of the Canadian dollar against the U.S. dollar increased earnings for MFS by C$6 million in the fourth quarter of 2008 compared to the fourth quarter of 2007, and reduced full year earnings by C$9 million.

In U.S. dollars, fourth quarter earnings were US$25 million compared to US$74 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower average net assets as a result of the decline in global financial markets.

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[4] Pre-tax operating profit margin ratio is a non-GAAP measure. See "Use of Non-GAAP Financial Measures."

Full year 2008 earnings were US$186 million compared to US$262 million for the same period in 2007. The decrease in earnings was primarily due to lower average net assets as a result of a decline in global financial markets.

Total assets under management at December 31, 2008 were US$134 billion, a decrease of US$28 billion compared to September 30, 2008, driven by market depreciation of US$25.5 billion, and net redemptions of US$2.1 billion.

Relative investment fund performance at MFS remained strong with 86%, 89% and 84% of U.S. retail fund assets ranked in the top half of their Lipper Category Average over 3, 5 and 10 years, respectively, as of December 31, 2008. In addition, MFS ranked 4th overall out of 59 firms for 1 year asset-weighted returns in the 2008 Lipper/*Barron's* Best Fund Family Survey. MFS also had overall rankings of 4th for 5 years and 5th for 10 years in the survey. MFS was the only fund family mentioned as having a top 5 or better finish for 1, 5 and 10 years in this year's rankings.

SLF Asia

	Quarterly results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Common shareholders' net income (loss) ($ millions)	**16**	(8)	12	13	38	**33**	123
ROE (%)	**4.4**	(2.7)	4.1	4.4	13.6	**2.6**	11.0

Fourth quarter 2008 earnings for SLF Asia were $16 million compared to earnings of $38 million in the fourth quarter of 2007. The decrease in earnings was primarily due to lower earnings in the Philippines where reserve releases had a favourable impact on the fourth quarter 2007 earnings, as well as impairments in Hong Kong, and increased investment in growth in India. These were partially offset by the impact of reserve changes related to asset liability matching in Hong Kong.

Full year 2008 earnings for SLF Asia were $33 million compared to $123 million last year. The decrease in earnings was due to lower earnings in Hong Kong from investment related losses, and to increased investment in growth in India.

SLF Asia individual traditional life insurance product sales in the fourth quarter of 2008 were up 76% over the same period last year as customers' preference shifted away from investment linked products as a result of market volatility. Total individual life insurance sales were down 8% quarter over quarter, with the continued growth in India offset by the slowdown in other markets. In local currency, individual life insurance sales in India were up 13% over the fourth quarter last year from increased distribution, where the direct sales force now exceeds 160,000 advisors across 600 branches.

Full year 2008 sales were up by 34% over last year, driven by continued strong growth momentum in India resulting from increased distribution reach.

Corporate

Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and Corporate Support, which includes the Company's reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial's other business segments.

	Quarterly results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Common shareholders' net income (loss) ($ millions)							
SLF U.K.	**40**	69	41	59	23	**209**	213
Corporate Support[5]	**777**	(130)	31	42	1	**720**	(29)
Total	**817**	(61)	72	101	24	**929**	184

Earnings in the fourth quarter of 2008 increased by $793 million compared to the fourth quarter of 2007 due to higher earnings in Corporate Support from an after-tax gain of $825 million related to the sale of the Company's 37% interest in CI Financial, as well as realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. This was partially offset by losses in the Company's life retrocession reinsurance business of $129 million in the quarter. The losses in the reinsurance business were primarily the result of the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims.

Full year 2008 earnings were $929 million compared to $184 million in the prior year due to higher earnings in Corporate Support as a result of the sale of the Company's 37% interest in CI Financial and realized tax benefits associated with unrecognized tax losses from impairments taken in prior years. This was partially offset by losses in the Company's life retrocession reinsurance business from the unfavourable impact of claims in 2008 as well as the strengthening of actuarial reserves to reflect more comprehensive information on potential future premiums and claims. Results for the full year 2007 included $61 million of after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium paid to redeem Partnership Capital Securities in Corporate Support.

Additional Financial Disclosure

REVENUE

Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) fee income received for services provided, and (iii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.

Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading, and consequently changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company's accounting policies can be found in Sun Life Financial Inc.'s annual Management's Discussion and Analysis (MD&A).

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[5] Beginning in Q4 2008, financial results for SLF Reinsurance have been consolidated into Corporate Support. Prior period information has been restated.

	Quarterly Results					Full Year	
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	**2008**	2007
Revenues ($ millions)							
SLF Canada	**2,052**	1,279	2,276	2,320	2,610	**7,927**	9,285
SLF U.S.	**587**	546	1,624	1,060	1,637	**3,817**	7,830
MFS	**310**	342	367	362	390	**1,381**	1,687
SLF Asia	**128**	180	71	119	294	**498**	977
Corporate	**1,629**	213	73	25	474	**1,940**	1,409
Total as reported	**4,706**	2,560	4,411	3,886	5,405	**15,563**	21,188
Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	**(1,284)**	(2,817)	(1,028)	(1,568)	(16)	**(6,696)**	(1,483)
Total adjusted revenue	**5,990**	5,377	5,439	5,454	5,421	**22,259**	22,671

Revenues for the fourth quarter of 2008 were $4.7 billion, down $699 million from the comparable period a year ago. The primary reason for the decrease was the unfavourable impact on market values of $1.8 billion for held-for-trading assets and non-hedging derivatives compared to the fourth quarter of 2007. After adjusting for the impact of currency and fair value changes in held-for-trading assets the fourth quarter 2008 revenue of $6.0 billion was $569 million higher than the same period a year ago. This increase included a $1.0 billion pre-tax gain related to the sale of the Company's interest in CI Financial, partially offset by lower fee income from the impact of declining equity markets.

Premium revenue of $3.5 billion in the fourth quarter of 2008 was up $336 million from the fourth quarter of 2007. The strengthening of the U.S. currency against the Canadian dollar contributed $339 million to the increase and SLF Asia was up $52 million mostly on sales growth.

Net investment income was $905 million lower in the fourth quarter of 2008 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives in the fourth quarter of 2008 reduced net investment income by $1.8 billion compared to the fourth quarter of 2007. There was also a $184 million decrease due to currency fluctuations primarily as a result of realized and unrealized losses in SLF U.S. These reductions were partly offset by the $1.0 billion pre-tax gain related to the disposition of the Company's interest in CI Financial included in investment income.

Fee income of $630 million in the fourth quarter of 2008 was down $130 million compared to the same period in the previous year. An increase of $87 million from the weakening of the Canadian dollar relative to the U.S. dollar was more than offset by reductions of $81 million in MFS and $16 million in SLF Canada primarily from the impact of declining market values. SLF U. S. was down $32 million mostly due to the reduction of fee income from the sale of Sun Life Retirement Services (U.S.) Inc. in the first quarter of 2008.

Total revenues of $15.6 billion for the twelve months ended December 31, 2008 decreased by $5.6 billion compared to the same period in 2007 primarily from lower net investment income. Net investment losses, including net losses of $241 million on available-for-sale assets, were $767 million for the twelve months ended December 31, 2008 compared to net investment income of $4.9 billion for the same period a year ago. The decrease was primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets and non-hedging derivatives during 2008 of $7.6 billion compared to $1.5 billion for the same period a year ago. Revenues for the twelve months ended December 31, 2008 included a $1.0 billion pre tax gain related to the Company's sale of its interest in CI Financial in the fourth quarter of 2008. There were also decreases of $218 million in total revenues as a result of changes in foreign exchange rates and $342 million due to higher realized losses and write-downs on available-for-sale assets.

ASSETS UNDER MANAGEMENT (AUM)

AUM were $381.1 billion as at December 31, 2008 compared to $388.7 billion as at September 30, 2008, and $425.3 billion as at December 31, 2007. The decrease of $7.6 billion between September 30, 2008 and December 31, 2008 resulted primarily from:
- (i)   negative market movements of $40.5 billion;
- (ii)   net redemptions of mutual, managed and segregated funds of $2.5 billion;
- (iii) a decrease of $2.2 billion from the change in value of held-for-trading assets; partially offset by
- (iv)   an increase of $35.4 billion from a weaker Canadian dollar compared to the prior period exchange rates; and
- (v)   business growth.

AUM decreased $44.2 billion between December 31, 2007 and December 31, 2008. The reduction in AUM related primarily to:
- (i)   declining market performance that lowered AUM by $87.6 billion;
- (ii)   net redemptions of mutual, managed and segregated funds of $3.2 billion;
- (iii) a decrease of $7.4 billion from the change in value of held-for-trading assets; partially offset by
- (iv)   an increase of $50.3 billion from the weakening of the Canadian dollar against foreign currencies; and
- (v)   business growth.

CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS' EQUITY

Total general fund assets were $119.8 billion as at December 31, 2008, compared to $114.3 billion a year earlier. Total general fund assets were up $5.5 billion from the December 31, 2007 level primarily due to an increase of $9.2 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth, partly offset by a reduction of $7.4 billion from the change in value of held-for-trading assets.

Actuarial and other policy liabilities of $81.4 billion as at December 31, 2008 increased by $3.9 billion compared to September 30, 2008, with an increase of $4.2 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth partly offset by a reduction of $2.2 billion from actuarial impact of the change in value of held-for-trading assets.

Actuarial and other policy liabilities were up by $1.6 billion from the December 31, 2007 amount of $79.8 billion. The increase of $5.8 billion in actuarial and other policy liabilities resulting from the weakening of the Canadian dollar against foreign currencies and a positive impact of business growth was partially offset by the decrease of $7.4 billion related to corresponding changes in fair value of held-for-trading assets.

Shareholders' equity, including Sun Life Financial Inc.'s preferred share capital, was $17.3 billion as at December 31, 2008 compared to $16.5 billion as at September 30, 2008 and $17.1 billion as at December 31, 2007. The increase of $0.8 billion between September 30, 2008 and December 31, 2008 resulted primarily from:
- (i)   shareholders' net income of $146 million, before preferred share dividends of $17 million;
- (ii)   unrealized losses on available-for-sale assets in other comprehensive income (OCI) of $662 million;
- (iii) common share dividend payments of $202 million; partly offset by
- (iv)   the contribution from compensation costs (including stock options exercised) of $10 million; and
- (v)   an increase of $1.5 billion from currency fluctuations

Shareholders' equity increased $181 million between December 31, 2007 and December 31, 2008. The increase in shareholders' equity related primarily to:
- (i) shareholders' net income of $855 million, before preferred share dividends of $70 million; and
- (ii) an increase of $1.8 billion from currency fluctuations; partially offset by
- (iii) unrealized losses on available-for-sale assets in OCI of $1.4 billion;
- (iv) common share dividend payments of $809 million; and
- (v) the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $151 million

QUARTERLY FINANCIAL RESULTS

The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters.

	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	Q3'07	Q2'07	Q1'07
Common shareholders' net income (loss) ($millions)	**129**	(396)	519	533	555	577	590	497
Operating earnings (loss) ($millions)	**(696)**	(396)	519	533	560	583	593	558
Basic EPS ($)	**0.23**	(0.71)	0.92	0.95	0.98	1.02	1.03	0.87
Fully diluted EPS ($)	**0.23**	(0.71)	0.92	0.93	0.97	1.00	1.02	0.86
Fully diluted operating EPS ($)	**(1.25)**	(0.71)	0.91	0.93	0.98	1.01	1.03	0.96
Total revenue ($millions)	**4,706**	2,560	4,411	3,886	5,405	5,699	4,500	5,584
Total AUM ($billions)	**381**	389	413	415	425	427	440	451

INVESTMENTS

The Company had total general fund invested assets of $106.9 billion as at December 31, 2008. The majority of the Company's general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio composition is conservative, with 84% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at December 31, 2008. The remaining 7% of the portfolio is comprised of policy loans, other invested assets and derivative assets.

As at December 31, 2008, the Company held $59.1 billion of bonds, which constituted 55% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 69%, and bonds rated "BBB" or higher represented 97% of the total bond portfolio as at December 31, 2008, down from 98% at December 31, 2007.

As at December 31, 2008, the Company held $12.7 billion of non-public bonds, which constituted 21.4% of the Company's overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 75% of the total bond portfolio as at December 31, 2008, compared to 76% as at December 31, 2007.

The Company's gross unrealized losses as at December 31, 2008 for available-for-sale bonds and held-for-trading bonds were $1.9 billion and $7.1 billion respectively, compared with $0.3 billion and $1.2 billion, respectively at December 31, 2007. The increase in gross unrealized losses is largely due to the widening of credit spreads primarily in the financial and securitization sectors, partially offset by movements in interest rates.

The Company's bond portfolio as at December 31, 2008 included $15.5 billion in the financial sector, representing approximately 26% of the Company's bond portfolio, or 14.5% of the Company's total invested assets. This compares to $16.6 billion as at December 31, 2007. The $1.1 billion decrease in the value of financial sector bond holdings is primarily the result of write-downs in Washington Mutual and Lehman Brothers and the impact of higher credit spreads on asset values partially offset by movements in interest rates and foreign currency.

The Company's bond portfolio as at December 31, 2008 included $5.1 billion of asset-backed securities reported as bonds, representing approximately 8.6% of the Company's bond portfolio, or 4.8% of the Company's total invested assets. This compares to $6.6 billion as at December 31, 2007. The $1.5 billion decrease in the value of asset-backed securities is primarily the result of the impact of higher credit spreads on asset values, partially offset by movements in interest rates and foreign currency.

($ millions)	December 31, 2008		December 31, 2007	
	Fair value	**Investment grade %**	Fair value	Investment grade %
Commercial mortgage-backed securities	**1,889**	**99.7%**	2,523	99.6%
Residential mortgage-backed securities				
Agency	**1,138**	**100.0%**	1,112	100.0%
Non-agency	**1,092**	**98.4%**	1,486	99.6%
Collateralized debt obligations	**215**	**80.8%**	422	97.5%
Other*	**754**	**97.3%**	1,075	99.6%
Total	**5,088**	**98.3%**	6,618	99.6%

* Other includes subprime, a portion of the Company's exposure to Alt-A and other asset-backed securities

The fair value of the Company's asset-backed securities is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

As at December 31, 2008	CMBS	RMBS – Agency	RMBS – Non-agency	CDO's	Other
Rating					
AAA	**74.5%**	**100.0%**	**33.2%**	**19.1%**	**51.3%**
AA	**7.7%**	**0.0%**	**48.0%**	**46.5%**	**13.9%**
A	**8.3%**	**0.0%**	**11.6%**	**10.5%**	**20.4%**
BBB	**9.2%**	**0.0%**	**5.6%**	**4.7%**	**11.7%**
BB & Below	**0.3%**	**0.0%**	**1.6%**	**19.2%**	**2.7%**
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Vintage					
2005 & Prior	**85.6%**	**59.2%**	**90.2%**	**75.0%**	**59.3%**
2006	**10.8%**	**11.1%**	**8.2%**	**9.5%**	**18.5%**
2007	**3.5%**	**13.1%**	**1.6%**	**15.5%**	**2.5%**
2008	**0.1%**	**16.6%**	**0.0%**	**0.0%**	**19.7%**
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

CMBS= Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDO's = Collateralized Debt Obligations

As at December 31, 2007	CMBS	RMBS – Agency	RMBS – Non-agency	CDO's	Other
Rating					
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Vintage					
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS= Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities, CDO's = Collateralized Debt Obligations

As at December 31, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $202 million and $145 million, respectively, together representing approximately 0.3% of the Company's total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 92% of these investments either were issued before 2006 or have an "AAA" rating.

The Company had total exposure of $708 million to monoline insurers as at December 31, 2008, of which $45 million, or 6%, represented direct exposure to the monoline insurers and $663 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, 86.7% of the underlying bonds have an investment grade credit rating (0.1% AAA, 10.1% AA, 31.1% A and 45.4% BBB) and 13.3% have a rating of BB or lower. At December 31, 2008, no single insurer represented more than 39% of the total monoline exposure and no underlying issuer represented more than 11% of the total exposure in connection with monoline insurers.

The Company's mortgage portfolio almost entirely consists of first mortgages. While the Company generally requires a maximum loan-to-value ratio of 75%, it may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. As at December 31, 2008, the mix of the Company's mortgage portfolio was 82% non-residential and 18% residential and approximately 34% of mortgage loans will mature by December 31, 2013.

($ millions)	December 31, 2008			December 31, 2007		
	Residential	**Non-Residential**	**Total**	Residential	Non-Residential	Total
Canada	**2,620**	**5,896**	**8,516**	2,723	6,382	9,105
United States	**342**	**7,338**	**7,680**	274	6,005	6,279
United Kingdom	**-**	**71**	**71**	-	84	84
Total Mortgages	**2,962**	**13,305**	**16,267**	2,997	12,471	15,468
Corporate Loans	**-**	**-**	**6,035**	-	-	5,274
Total Mortgages & Corporate Loans			**22,302**			20,742

The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	December 31, 2008	December 31, 2007
Net fair value	**(550)**	1,309
Total notional amount	**50,796**	42,642
Credit equivalent amount	**1,260**	2,351
Risk-weighted credit equivalent amount	**28**	56

The total notional amount increased to $50.8 billion as at December 31, 2008, from $42.6 billion as at December 31, 2007, and the net fair value decreased to $(0.6) billion as at December 31, 2008 from the December 31, 2007 amount of $1.3 billion. The change was primarily due to a decrease in the market value of foreign exchange contracts resulting from a weakening in the Canadian dollar relative to other foreign currencies. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $126 million as at December 31, 2008, $77 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.3 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at December 31, 2008. In 2008, the approach for presenting allowances for possible future asset defaults was modified to exclude the portion of the provision that can be passed through to participating policyholders as well as to exclude projected reductions in the value of equity and real estate assets supporting actuarial liabilities.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying value for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

CAPITAL MANAGEMENT AND LIQUIDITY

Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.

As an insurance holding company, Sun Life Financial is expected to manage its capital for all of its subsidiaries in a manner commensurate with its risk profile and control environment.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR requirements of the Office of the Superintendent of Financial Institutions (OSFI). OSFI generally expects life insurance companies to maintain an MCCSR ratio of 150% or greater. With an MCCSR ratio of 232% Sun Life Assurance was well above minimum regulatory capital levels as at December 31, 2008, compared to 213% as at December 31, 2007. The increase in the MCCSR ratio is primarily due to revisions by OSFI to the MCCSR rules in the fourth quarter of 2008, as well as the impact of the portion of the proceeds of the CI Financial transaction attributable to Sun Life Assurance. This was partially offset by market impacts experienced during 2008 and write-downs on assets in Sun Life Assurance's investment portfolio. Other subsidiaries are subject to local capital requirements in the jurisdictions in which they operate.

The current market environment highlighted the need to revise the treatment of certain components of capital to better reflect both the nature of the risks and the quality of capital supporting these risks. In response to the issues surfaced, OSFI issued several revisions to the current MCCSR rules effective December 2008. First, the minimum capital rules for segregated fund guarantees were updated to differentiate between near-term and long-term obligations. Second, companies were given the option to exclude from available capital the net after-tax unrealized gains and losses on available-for-sale bonds reflected in other comprehensive income to better reflect the long-term nature of these bonds. Finally, the requirement to hold capital for future pricing decisions was eliminated to avoid potential redundancy with risk charges and actuarial reserves.

The Company maintains a liquidity position that exceeds all the liabilities payable on demand. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.

The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs. As at December 31, 2008 Sun Life maintained cash, cash equivalents and short-term securities totalling more than $8.9 billion. In addition, the Company's investment portfolio contains over $13 billion of government bonds.

MARKET SENSITIVITY

The Company's earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company's financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about equity market performance, interest rates and other factors over the life of its products.

The estimated impact on the Company's policyholder obligations from an immediate 10% increase across all equity markets as at December 31, 2008, would be an increase in net income in the range of $250 to $300 million; conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $275 to $350 million.

The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at December 31, 2008, across the yield curve in all markets, would be an increase in net income in the range of $100 to $150 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $150 to $200 million.

The Company's principal operating subsidiary, Sun Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% increase across all equity markets as at December 31, 2008 would be an approximate 2% - 4% increase in MCCSR. Conversely, the estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% drop across all equity markets would be an approximate 3% - 5% decrease in MCCSR.

The equity and interest rate sensitivities are forward looking statements. These sensitivities measure the estimated impact on net income and capital based on a starting point of December 31, 2008 based on the above noted immediate changes in interest rates and equity market prices as well as business mix on that date. Changes to starting point interest rates, equity market prices and business mix will result in different estimated sensitivities. Further, changes in interest rates and equity market prices in excess of the ranges illustrated will generally result in greater than proportional impacts. Additional information concerning the Company's sensitivities is included in Sun Life Financial's 2008 Annual MD&A and 2008 Consolidated Financial Statements.

ENTERPRISE RISK MANAGEMENT

Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.

Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.'s annual MD&A and AIF for the year ended December 31, 2008.

REGULATORY AND LEGAL MATTERS

Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.'s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company's website at www.sunlife.com and at www.sedar.com and www.sec.gov.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.

There were no changes during the Company's most recent three-month period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

USE OF NON-GAAP FINANCIAL MEASURES

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company's performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company's business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS's pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full-year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.'s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports – Year-end Reports.

The following table sets out the items that have been excluded from the Company's operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company's earnings based on Canadian GAAP.

RECONCILIATION OF OPERATING EARNINGS

	Quarterly results							
	Q4'08	Q3'08	Q2'08	Q1'08	Q4'07	Q3'07	Q2'07	Q1'07
Reported Earnings (GAAP)	**129**	(396)	519	533	555	577	590	497
After-tax gain (loss) on special items								
Clarica brand write-off	**-**	-	-	-	-	-	-	(43)
Re-branding expenses in Canada	**-**	-	-	-	(3)	(5)	(2)	-
EBG integration costs	**-**	-	-	-	(2)	(1)	(1)	-
Premium to redeem Partnership Capital Securities	**-**	-	-	-	-	-	-	(18)
Gain on sale of interest in CI Financial	**825**	-	-	-	-	-	-	-
Total special items	**825**	-	-	-	(5)	(6)	(3)	(61)
Operating earnings	**(696)**	(396)	519	533	560	583	593	558

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including those relating to the Company's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

The financial results presented in this document are unaudited.

Analysts' Conference Call

The Company's fourth quarter 2008 financial results will be reviewed at a conference call today at 9 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "News & perspectives" section of the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived on our website following the call and can be found at www.sunlife.com.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2008, the Sun Life Financial group of companies had total assets under management of $381 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:
Steve Kee
Assistant Vice-President, Communications
Tel: 416-979-6237
steve.kee@sunlife.com

Investor Relations Contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
investor.relations@sunlife.com